EXHIBIT 99.1

Standard Lithium Spearheads Arkansas Lithium Innovation Summit

Arkansas Governor Sarah Huckabee Sanders, Secretary of Commerce Hugh McDonald, and U.S. Senator John Boozman to Deliver Keynotes at Sold-Out Summit

LITTLE ROCK, Ark., Feb. 09, 2024 (GLOBE NEWSWIRE) -- Standard Lithium Ltd. (“Standard Lithium” or the “Company”) (TSXV:SLI) (NYSE American:SLI) (FRA:S5L), a leading near-commercial lithium development company, is pleased to announce its presenting sponsorship of the Arkansas Lithium Innovation Summit, together with ExxonMobil, Albemarle, and TETRA Technologies.

Scheduled for February 15-16, 2024, at the Robinson Center in Little Rock, the summit will bring together a cross-section of industry leaders, policymakers, and stakeholders. Discussions will focus on Arkansas’s strategic contribution to the U.S. lithium supply chain through the high-grade Smackover brine resource and innovative direct lithium extraction technologies. The event aims to spotlight environmentally responsible practices and draw on the region's energy and brine expertise to enhance the business landscape for commercial lithium production.

The summit will feature insightful keynotes from Arkansas Governor Sarah Huckabee Sanders, Secretary of Commerce Hugh McDonald, and U.S. Senator John Boozman, accompanied by presentations from industry leaders like Bob Galyen, Chairman Emeritus and CTO of NAATbatt International, and Andy Miller of Benchmark Mineral Intelligence. The Honourable Frank Fannon, former Assistant Secretary of State for Energy, will also share his insights along with Gary Stanley, who recently retired as the Director of the Office of Critical Minerals and Metals from the U.S. Department of Commerce. Panel discussions will include topics such as integrated supply chain development, stakeholder engagement, investment trends, infrastructure for lithium production, and workforce development strategies within the lithium industry.

The summit is set to be attended by major national media and representatives from global automotive OEMs, underscoring Arkansas's growing significance in the domestic U.S. lithium sector and its role in the broader energy transition.

About Standard Lithium Ltd.

Standard Lithium is a leading near-commercial lithium development company focused on the sustainable development of a portfolio of lithium-brine bearing properties in the United States. The Company prioritizes brine projects characterized by high-grade resources, robust infrastructure, skilled labor, and streamlined permitting. The Company aims to achieve sustainable, commercial-scale lithium production via the application of a scalable and fully-integrated Direct Lithium Extraction (“DLE”) and purification process. The Company’s signature projects, the Phase 1A Project and the South West Arkansas Project, are located on the Smackover Formation in southern Arkansas, a region with a longstanding and established brine processing industry. The Company has also identified a number of highly prospective lithium brine project areas in the Smackover Formation in East Texas and began an extensive brine leasing program in the key project areas. In addition, the Company has an interest in certain mineral leases located in the Mojave Desert in San Bernardino County, California.

Standard Lithium trades on both the TSX Venture Exchange and the NYSE American under the symbol “SLI”; and on the Frankfurt Stock Exchange under the symbol “S5L”. Please visit the Company’s website at www.standardlithium.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release may contain certain “Forward-Looking Statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target, “plan”, “forecast”, “may”, “schedule” and other similar words or expressions identify forward-looking statements or information. These forward-looking statements or information may relate to intended development timelines, future prices of commodities, accuracy of mineral or resource exploration activity, reserves or resources, regulatory or government requirements or approvals, the reliability of third party information, continued access to mineral properties or infrastructure, fluctuations in the market for lithium and its derivatives, changes in exploration costs and government regulation in Canada and the United States, and other factors or information. Such statements represent the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Many factors, both known and unknown, could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements and information other than as required by applicable laws, rules and regulations.

Investor and Media Inquiries

Allysa Howell
Vice President, Corporate Communications
+1 720 484 1147
a.howell@standardlithium.com

Twitter: @standardlithium
LinkedIn: https://www.linkedin.com/company/standard-lithium/